September 20, 2016

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Lights Fund Trust IV – File Nos. 333-204808 and 811-23066

Dear Sir or Madam:

On behalf of Northern Lights Funds Trust IV (the "Registrant") we hereby submit, via electronic filing, Post-Effective Amendment No. 19 to the Registrant’s Registration Statement. The purpose of this filing is to register shares of the QUANTX Global Growth ETF, QUANTX Risk Managed Multi-Asset Income ETF, QUANTX Risk Managed Real Asset ETF, QUANTX Risk Managed Multi-Asset Total Return ETF, and QUANTX SmartVol USA Equity ETF, each a series of the Registrant.

If you have any questions or additional comments, please call Tanya Goins at (404) 541-2954 or JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins

Tanya L. Goins